

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-Mail
Theo Killion
Chief Executive Officer
Zale Corporation
901 West Walnut Hill Lane
Irving, Texas 75038-1003

> **Re: Zale Corporation**
> **Registration Statement on Form S-3**
> **Filed October 2, 2013**
> **File No. 333-191538**

Dear Mr. Killion:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4

1. Please advise us what consideration you gave to including a risk factor discussing the price volatility of your common stock, or tell us why you believe this does not constitute a material risk. If you determine to add a risk factor, please ensure that you discuss any particular factor(s) that have resulted in and/or are anticipated to cause volatility in your stock price.

Selling Stockholder, page 6

2. We note that Z Investment Holdings, LLC is the direct owner of the warrants that may be exercised at any time for shares of your common stock and that it has several indirect owners. Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For

a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

3. Please disclose the natural persons that have the ultimate voting or investment control over the shares held by GGC Opportunity Fund Management GP, Ltd. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director